James S. Rowe To Call Writer Directly: +1 312 862 2191 james.rowe@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

September 20, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Lyn Shenk
Charlie Guidry
Dietrich King

Re:	A.K.A. Brands Holding Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 13, 2021
CIK No. 1865107

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, a.k.a Brands Holding Corp., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated September 17, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s

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Securities and Exchange Commission

September 20, 2021

responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Capitalization, page 70

1.

Please explain to us and disclose as appropriate how the number of shares outstanding as of June 30, 2021 of 120,799,880 pro forma and 129,591,085 pro forma as adjusted was determined as well as the difference between these two numbers.

Response

The number of shares outstanding as of June 30, 2021 of 120,799,880 pro forma was determined by summing the shares issued to the equity owners and incentive unit holders of Excelerate, L.P., the shares issued to the CK Rollover Investors in exchange for their remaining 45% equity interests in CK, Holdings, LP, the shares issued as part of the Financing Transactions, and the shares issued and sold to pay for the repurchase of the remaining 27.3% of the equity interests in P&P Holdings, LP held by the P&P Minority Investors. The number of shares outstanding as of June 30, 2021 of 129,591,085 pro forma as adjusted was determined by summing the 120,799,880 pro forma shares and the shares issued in this offering of 13,888,889 less the amount of shares in this offering already included in the pro forma shares of 5,097,684 related to the Financing Transactions and repurchase of the remaining 27.3% of the equity held by the P&P Minority Investors as described above. The Company has revised its disclosure in the Capitalization section to explain how the number of shares outstanding as of June 30, 2021 of 120,799,880 pro forma and 129,591,085 pro forma as adjusted were determined.

Dilution, page 77

2.	Please tell us how you computed your pro forma as adjusted net tangible book deficit as of June 30, 2021, of $110.4 million.

Response

The pro forma as adjusted net tangible book deficit as of June 30, 2021, of $110.4 million is calculated as the pro forma net tangible book deficit as of June 30, 2021 of $(27.3) million plus the $137.7 million of proceeds disclosed in the “Use of Proceeds” section as intended to be used for working capital and general corporate purposes. The pro forma net tangible book deficit as of June 30, 2021 of $(27.3) million is calculated by taking the total assets, less goodwill, intangible assets, and total liabilities all as of June 30, 2021. We have revised our disclosure in the Dilution section to describe the calculation of the $110.4 million.

Securities and Exchange Commission

September 20, 2021

Unaudited Pro Forma Consolidated Financial Information, page 79

3.

Please explain to us and disclose as appropriate the reason for the subtractive adjustment amount for the weighted average units/shares outstanding in the “Reorganization Transactions and Financing Transactions” column for each of the pro forma statements of operations presented.

Response

The subtractive adjustment is due to a share split factor of 61.25% being applied to the historical units upon their exchange into shares, offset by the inclusion of the shares issued for the Reorganization and Financing Transactions as well as the inclusion of shares issued for outstanding incentive units. The share split factor is being applied to the existing capitalization of the Company to optimize the value of a share of common stock and thereby facilitate the pricing of this offering. The Company has amended each of notes 6.1.A(c), 6.1.B(e), 7.1(b) and 8.1(b) to disclose the impact of the share split factor and to include how the number of shares in each case was determined. In addition, the Company has added Note 9, which includes a tabular presentation of the reconciliation to the common stock and weighted average shares outstanding adjustments in the “Reorganization Transactions and Financing Transactions” columns in the pro forma consolidated balance sheet and the pro forma consolidated statements of operations.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 86

4.

In each of notes 6.1.A(c), 6.1.B(e), 7.1(b) and 8.1(b) you disclose the number of shares that will be issued to the equity owners and incentive unit holders of Excelerate, L.P. and New Excelerate, L.P. for all of their equity interests in such entities. For each note, the total value of such exchange is $190.9 million, however the number of shares differs in each note. Please explain to us and disclose as appropriate how the number of shares in each case was determined.

Response

The Company has amended note 6.1.A(c) to clarify that the $190.9 million represents the historical carrying value of the members’ units of which $190.8 million will be recorded to additional paid-in-capital and the remaining $0.1 million will be recorded to common stock, par value upon the exchange of ownership interests.

The Company has amended each of notes 6.1.B(e), 7.1(b) and 8.1(b) to remove reference to the $190.9 million, which is not applicable for purposes of determining pro forma weighted average shares outstanding in the respective statements of operations.

Securities and Exchange Commission

September 20, 2021

The Company has further amended each of notes 6.1.A(c), 6.1.B(e), 7.1(b) and 8.1(b) to disclose how the number of shares in each case was determined. Also, as noted above, the Company has added Note 9, which includes a tabular presentation of the reconciliation to the common stock and weighted average shares outstanding adjustments in the “Reorganization Transactions and Financing Transactions” columns in the pro forma consolidated balance sheet and the pro forma consolidated statements of operations.

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Securities and Exchange Commission

September 20, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or Michael P. Keeley at (312) 862-2144.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	Jill Ramsey
a.k.a. Brands Holding Corp.